

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2015

Mr. Richard W. Kinzley
Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re: Black Hills Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 8-K filed August 5, 2015**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed August 7, 2015**
> **File No. 1-31303**

Dear Mr. Kinzley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 99

1. Reference is made to the first financing risk factor disclosed on page 61 which states a credit rating downgrade could result in counterparties requiring you to post additional collateral under existing contracts. Please tell us your consideration of disclosing the nature of these contracts, collateral posted, and incremental collateral requirements resulting from a potential credit rating downgrade in your discussion of liquidity and capital resources.

Form 8-K filed August 5, 2015

Exhibit 99

2. Reference is made to your disclosure of fiscal 2015 earnings, as adjusted, guidance in the range of $2.80 to $3.00 per share. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Business Description and Significant Accounting Policies

Correction of Immaterial Errors, page 65

3. Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the year ended December 31, 2012 adjustments were not material to your year ended December 31, 2012 financial statements. In addition, please explain why the audit report date refers to a "restatement" while there is no reference to a restatement in the audited financial statements and notes to financial statements. Further, reference is made to Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2015. Please provide a similar analysis for your conclusion that the three months ended March 31, 2015 adjustments were not material to your three months ended March 31, 2015 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Esther Newbrough
        Corporate Controller